UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): August 28, 2024

Landa App 3 LLC

(Exact name of issuer as specified in its charter)

Delaware	87-2881696
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

20 W. 22nd Street

New York, NY 10010

(Address of principal executive offices)

646-905-0931

(Issuer’s telephone number, including area code)

Membership Interests:

Landa App 3 LLC - 6696 Mableton Parkway SE Mableton GA LLC	Landa App 3 LLC - 132 Cornelia Street Brooklyn NY LLC
Landa App 3 LLC - 1363 Hancock Street Brooklyn NY LLC	Landa App 3 LLC - 24 Ditmars Street Brooklyn NY LLC
Landa App 3 LLC - 996 Greenwood Avenue NE Atlanta GA LLC	Landa App 3 LLC - 368 Irwin Street NE Atlanta GA LLC

(Title of each class of securities issued pursuant to Regulation A)

Item 9. Other Events

The following updates certain information found in the offering circular (the “Offering Circular”) of Landa App 3 LLC (the “Company”) filed June 28, 2023, which can be found here.

Mortgage Loan

As described in the Offering Circular for Landa App 3 LLC (the ”Company“), each of the Company's series (each a ”Series,“ and collectively the ”Series“) may seek to refinance any outstanding indebtedness. The Company has secured extension to the Landa Series LLC listed in the table below (the ”Mortgage Loan“).

Series	Loan Amount	Interest Rate	Origination Date	Maturity Date
Landa App 3 LLC – 24 Ditmars Street Brooklyn NYC LLC	$1,277,500	8.99%	08/14/2024	09/01/2024

The foregoing is a summary of the terms of the Mortgage Loan and does not purport to be a complete description of such terms. This summary is qualified in its entirety by reference to the Mortgage Loans, a final copy of which is filed as Exhibit 6.1.

EXHIBITS

The following exhibit is filed herewith:

Exhibit No.	Description
6.1	Landa App LLC 3 – 24 Ditmars Street Brooklyn NY LLC Loan Extension

SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 28, 2024

LANDA APP 3 LLC

	By:	Landa Holdings, Inc., as member manager

	By:	/s/ Yishai Cohen
	Name:	Yishai Cohen
	Title:	Chairman, Chief Executive Officer, and President